UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock, $0.025 par value

(Title of Class of Securities)

83001A102

(CUSIP Number)

H PARTNERS MANAGEMENT, LLC

888 Seventh Ave.

29th Floor

New York, NY 10019

Attn: Rehan Jaffer

(212) 265-4200

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,500,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.51%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,500,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.51%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,664,963
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,664,963
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,664,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.34%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,664,963
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,664,963
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,664,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.34%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 83001A102

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No. 1 filed with the SEC on May 24, 2010, as further amended by Amendment No. 2 filed with the SEC on April 8, 2011, as further amended by Amendment No. 3 filed with the SEC on July 13, 2011, as further amended by Amendment No. 4 filed with the SEC on March 14, 2012, as further amended by Amendment No. 5 filed with the SEC on February 3, 2014, as further amended by Amendment No. 6 filed with the SEC on October 27, 2015, as further amended by Amendment No. 7 filed with the SEC on May 26, 2016, as further amended by Amendment No. 8 filed with the SEC on May 1, 2017, as further amended by Amendment No. 9 filed with the SEC on March 12, 2018, as further amended by Amendment No. 10 filed with the SEC on June 15, 2018, as further amended by Amendment No. 11 filed with the SEC on February 14, 2019, and as further amended by Amendment No. 12 filed with the SEC on January 16, 2020 (collectively referred to as the “Schedule 13D”), by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 13 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 30, 2020, H Management and certain of its affiliates (collectively, “H Partners”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, regarding the membership and composition of the Issuer’s board of directors (the “Board”) and certain other matters. The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Cooperation Agreement, the Issuer appointed Arik Ruchim to the Board as a director, and Mr. Ruchim was appointed to the Nominating and Corporate Governance Committee (the “Nominating Committee”) and the Compensation Committee of the Board.

The Issuer also committed to (i) appointing three additional independent directors (each, a “New Independent Appointee”) to the Board within a reasonable timeframe and (ii) ensuring that one director serving on the Board as of January 31, 2020 (excluding Mr. Ruchim) resigns from the Board on or before the appointment of the third New Independent Appointee. H Partners will be permitted to present to the Board a list of up to eight candidates (each, an “Additional Nominee”) who are not affiliates or representatives of H Partners for consideration for appointment to the Board as a New Independent Appointee, and the Board will consider at least one Additional Nominee in good faith alongside any other qualified candidates identified by the Nominating Committee as a part of its standard processes for considering new director candidates.

6

CUSIP No. 83001A102

During the period ending on the later of (i) the earlier of (x) 30 days prior to director nomination deadline for the Issuer’s 2021 annual meeting of stockholders and (y) 100 days prior to the first anniversary of the Issuer’s 2020 annual meeting of stockholders, and (ii) 10 days after Mr. Ruchim (or any replacement) is no longer serving on the Board (the “Cooperation Period”), H Partners has agreed to certain standstill provisions, including, among other things, agreeing not to (i) acquire ownership (beneficial or otherwise) of 14.9% or more of the Issuer’s outstanding shares, (ii) nominate or recommend for nomination any person for election to the Board, (iii) submit any proposal for consideration at, or bring any other business before, any stockholder meeting, or (iv) solicit any proxy, consent, or other authority to vote of stockholders or conduct any other referendum (including any “withhold,” “vote no,” or similar campaign) with respect to, or from the holders of, the Issuer’s shares.

Pursuant to the Cooperation Agreement, at any stockholder meeting during the Cooperation Period, H Partners has also agreed to vote its shares of the Issuer’s common stock (i) in favor of the slate of directors recommended by the Board, (ii) against the election of any nominee for director not approved, recommended, and nominated by the Board for election, and (iii) in accordance with the Board’s recommendation with respect to any other matter or proposal presented at any such meeting, subject to certain exceptions relating to business combination transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 30, 2020, the Reporting Persons entered into the Cooperation Agreement defined and described in Item 4 above and attached hereto as Exhibit 99.1.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1	The Cooperation Agreement, by and among, Six Flags Entertainment Corporation and H Partners Management, LLC and certain of its affiliates, dated January 30, 2020.

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CUSIP No. 83001A102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2020

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

8